Exhibit 11

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Income available to common stockholders	$1,792,066	$5,123,520
Weighted average shares outstanding	4,975,542	4,975,542
Basic earnings per share	$0.36	$1.03
Income for diluted earnings per share	$1,792,066	$5,123,520
Total weighted average common shares and equivalents outstanding for diluted computation	4,978,792	4,979,832
Diluted earnings per share	$0.36	$1.03